FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Year Ended December 31, 2006

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule   12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: April 27, 2007	By: /s/ “Robert Gardner”
Name

Its: Chairman
(Title)

Exhibit Index:

Exhibit No.

Description

99.1

Consolidated Financial Statements for the Year Ended December 31, 2006

99.2

Management Discussion and Analysis for the Year Ended December 31, 2006

99.3

Form 52-109F2 Certification of Interim Filings 12-31-06- R. Gardner, Chairman

99.4

Form 52-109F2 Certification of Interim Filings 12-31-06- W. Moorhouse, CFO

99.5

News Release- October 27, 2006- Genco Reports 4,153,000 Equivalent Silver Ounce

Reserve and 51,108,000 Equivalent Silver Ounce Resource at La Guitarra

99.6

News Release- November 28, 2006- Genco Announces Operating Profit of $3.3 Million

99.7

News Release- December 11, 2006- Genco Resources Phase I Exploration Update

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